                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934
                 For the fiscal year ended December 31, 1996

                                  or

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934
                 For the transition period from          to
                                                 --------    --------

                          Commission file number 1-8022

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                           AMERICAN COMMERCIAL VESSEL
                             AND TERMINAL EMPLOYEES'
                                  SAVINGS PLAN




     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                              901 East Cary Street
                            Richmond, Virginia 23219
                                 (804) 782-1400

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN


                          Index to Financial Statements


                                                                Page No.
                                                                --------
Audited Financial Statements


       Report of Independent Auditors                              3

       Statement of Net Assets Available for Benefits,
         With Fund Information - December 31, 1996                 4

       Statement of Net Assets Available for Benefits,
         With Fund Information - December 31, 1995                 5

       Statement of Changes in Net Assets Available for
         Benefits, With Fund Information - Year Ended
         December 31, 1996                                         6

       Statement of Changes in Net Assets Available for
         Benefits, With Fund Information - Year Ended
         December 31, 1995                                         7

       Notes to Financial Statements                               8-12


Supplemental Schedules


       Schedule of Assets Held for Investment Purposes -
         December 31, 1996                                        14

       Schedule of Reportable Transactions - Year Ended
         December 31, 1996                                        15


Signature                                                         16

                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------

The Administrative Committee
American Commercial Vessel and Terminal Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits, with fund information, of the American Commercial Vessel and Terminal Employees' Savings Plan ("Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information are the responsibility of the Plan's management. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                   /s/ ERNST & YOUNG LLP
                                                   ---------------------
                                                   Ernst & Young LLP
Jacksonville, Florida
June 20, 1997

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             (Thousands of Dollars)
                                                          DECEMBER 31, 1996
                                      ------------------------------------------------------------
                                                          FUND INFORMATION
                                      ------------------------------------------------------------
                                                                               Non-
                                                                            Participant
                                             Participant Directed            Directed
                                      -----------------------------------   -----------
                                      Guaranteed                  CSX           CSX
                                       Interest                  Common        Common
                                         Fund     Equity Fund  Stock Fund    Stock Fund      Total
                                      ----------  -----------  ----------    ----------      -----
ASSETS
Investments:
  CSX Corporation common stock           $  -         $ --        $580         $2,053       $2,633
  American Express Trust Income Fund      832           --          --             --          832
  Fidelity Equity Income Fund              --          382          --             --          382
Contributions receivable:
  Participants                             22            9          24             --           55
  Employer                                 --           --          --             42           42
                                         ----         ----        ----         ------       ------
TOTAL ASSETS AND NET ASSETS
  AVAILABLE FOR BENEFITS                 $854         $391        $604         $2,095       $3,944
                                         ====         ====        ====         ======       ======






See Notes to Financial Statements.

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             (Thousands of Dollars)
                                                          DECEMBER 31, 1995
                                      ------------------------------------------------------------
                                                          FUND INFORMATION
                                      ------------------------------------------------------------
                                                                               Non-
                                                                            Participant
                                             Participant Directed            Directed
                                      -----------------------------------   -----------
                                      Guaranteed                  CSX           CSX
                                       Interest                  Common        Common
                                         Fund     Equity Fund  Stock Fund    Stock Fund      Total
                                      ----------  -----------  ----------    ----------      -----
ASSETS
Investments:
  CSX Corporation common stock           $ --         $ --        $592         $2,078       $2,670
  Commonwealth Insurance Group
    Annuity Deposit Fund                  826           --          --             --          826
  Fidelity Equity Income Fund              --          323          --             --          323
  Liberty National Bank Treasury Bill
    Index Account                          31           --           4             12           47
Contributions receivable:
  Participants                             21            7          13             --           41
  Employer                                 --           --          --             31           31
Accrued Investment Income                   4           --          --             --            4
                                         ----         ----        ----         ------       ------
TOTAL ASSETS AND NET ASSETS
  AVAILABLE FOR BENEFITS                 $882         $330        $609         $2,121       $3,942
                                         ====         ====        ====         ======       ======






See Notes to Financial Statements.

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             (Thousands of Dollars)
                                                    YEAR ENDED DECEMBER 31, 1996
                                      ------------------------------------------------------------
                                                          FUND INFORMATION
                                      ------------------------------------------------------------
                                                                               Non-
                                                                            Participant
                                             Participant Directed            Directed
                                      -----------------------------------   -----------
                                      Guaranteed                  CSX           CSX
                                       Interest                  Common        Common
                                         Fund     Equity Fund  Stock Fund    Stock Fund      Total
                                      ----------  -----------  ----------    ----------      -----
ADDITIONS:
  Investment Income:
    Dividends                            $ --         $ 24        $ 13         $   48       $   85
    Interest                               52           --           1              2           55
  Net Realized and Unrealized
    Appreciation (Depreciation) in
    Fair Value of Investments              --           43         (45)          (172)        (174)
  Contributions:
    Participants                          259          101         233             --          593
    Employer                               --           --          --            422          422
                                         ----         ----        ----         ------       ------
                                          311          168         202            300          981

DEDUCTIONS:
  Distributions to Participants           313          102         237            326          978
  Fees and Expenses                         1           --          --             --            1
                                         ----         ----        ----         ------       ------
                                          314          102         237            326          979

INTERFUND TRANSFERS                       (25)          (5)         30             --           --
                                         ----         ----        ----         ------       ------


NET INCREASE (DECREASE) IN NET ASSETS     (28)          61          (5)           (26)           2

Net Assets Available for Benefits
  at Beginning of Year                    882          330         609          2,121        3,942
                                         ----         ----        ----         ------       ------
NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF YEAR                            $854         $391        $604         $2,095       $3,944
                                         ====         ====        ====         ======       ======






See Notes to Financial Statements.

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             (Thousands of Dollars)
                                                    YEAR ENDED DECEMBER 31, 1995
                                      ------------------------------------------------------------
                                                          FUND INFORMATION
                                      ------------------------------------------------------------
                                                                               Non-
                                                                            Participant
                                             Participant Directed            Directed
                                      -----------------------------------   -----------
                                      Guaranteed                  CSX           CSX
                                       Interest                  Common        Common
                                         Fund     Equity Fund  Stock Fund    Stock Fund      Total
                                      ----------  -----------  ----------    ----------      -----
ADDITIONS:
  Investment Income:
    Dividends                            $ --         $ 20        $ 11         $   43       $   74
    Interest                               53           --           1              1           55
  Net Realized and Unrealized
    Appreciation in Fair Value
    of Investments                         --           66         141            497          704
  Contributions:
    Participants                          264           91         179             --          534
    Employer                               --           --          --            392          392
                                         ----         ----        ----         ------       ------
                                          317          177         332            933        1,759

DEDUCTIONS:
  Distributions to Participants           301          115         194            457        1,067

INTERFUND TRANSFERS                         8          (10)          2             --           --
                                         ----         ----        ----         ------       ------


NET INCREASE IN NET ASSETS                 24           52         140            476          692

Net Assets Available for Benefits
  at Beginning of Year                    858          278         469          1,645        3,250
                                         ----         ----        ----         ------       ------
NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF YEAR                            $882         $330        $609         $2,121       $3,942
                                         ====         ====        ====         ======       ======






See Notes to Financial Statements.

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996
                             (Thousands of Dollars)

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the American Commercial Vessel and Terminal Employees' Savings Plan, (the "Plan"), are maintained on the accrual basis. All securities transactions of the plan are traded in an active market and are recorded as of the trade date.

Investments in insurance company contracts are reported at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay participant distributions. Contract value approximates fair value. At December 31, 1996, interest rates on guaranteed investment contracts of the Guaranteed Interest Fund ranged from 5% to 8.27%. At December 31, 1995, the interest rate on the guaranteed investment contract of the Guaranteed Investment Fund was 4%. The average yield on the Plan's investments in the Guaranteed Interest Fund for the years ended December 31, 1996 and 1995 was 6.1% and 6.4%, respectively. Investments in CSX Corporation common stock and mutual funds are presented at fair value. Fair value is based upon the last reported sales price on the last business day of the Plan year.

On October 1, 1995, the Plan adopted the provisions of Statement of Position 94-4 (SOP 94-4), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans." SOP 94-4 requires defined contribution plans to report fully-benefit responsive investment contracts at contract value and non-benefit responsive contracts at fair value. Benefit responsiveness is defined as the extent to which a contract's terms and the Plan permit or require participant-initiated withdrawals at contract value. The Plan's contracts, included in the Guaranteed Interest Fund, are fully-benefit responsive. Accordingly, net assets available for benefits was not affected by the adoption of SOP-94-4.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and other additions to or deductions from net assets. Actual results could differ from those estimates.

Certain amounts in the financial statements for the fiscal year ended December 31, 1995 have been reclassified to be consistent with the presentation of the related current year amounts.

NOTE 2.  DESCRIPTION OF THE PLAN

The participating employers of the Plan include American Commercial Barge Line Company, American Commercial Marine Service Company, Hines American Line, Inc. and American Valley Line Terminals, Inc., subsidiaries of American Commercial Lines, Inc. ("ACL"), which is a wholly-owned subsidiary of CSX Corporation ("CSX").

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS--Continued
                             (Thousands of Dollars)

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

A complete description of Plan provisions including those relating to vesting, withdrawals, and distributions are contained in the Summary Plan Description and the Plan Document. Copies of these documents are available in the American Commercial Barge Line Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is intended to qualify as a "cash or deferred" arrangement under Section
401(k) of the Internal Revenue Code of 1986, as amended ("IRC"). Plan participation is limited to certain hourly-paid employees of ACL and affiliated companies (the "Company" or the "Employer").

Investment Alternatives: Participant contributions may be invested in one or more of the following investment funds: (1) the Guaranteed Interest Fund, consisting primarily of guaranteed investment contracts held in the American Express Trust Income Fund; (2) the Equity Fund, which consists primarily of investments in the Fidelity Equity Income Fund; and (3) the CSX Common Stock Fund, consisting primarily of investments in CSX common stock. Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Employer contributions are made in the form of cash deposits to the CSX Common Stock Fund.

Participant Contributions: Participants in the Plan are allowed to contribute designated amounts (not to exceed $6.00 per day). All participant contributions are made on an after tax basis within the limits imposed by the IRC and may be invested in increments of 10% in any of the three investment alternatives. Investment direction may be revised by participants as often as four times per year.

Employer Contributions: The Employer contributes to the Plan an amount equal to 75% of each participating employee's contributions.

Vesting, Withdrawals, Distributions and Forfeitures: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are fully vested in Employer matching contributions after one of the following occurs: 1) completion of 60 consecutive months of employment, 2) death or retirement, 3) total disability, or 4) termination of the Plan. If a participant withdraws from the Plan without being fully vested, the Employer's matching contributions and earnings thereon vest based on years of service as of the date of termination in accordance with the following schedule:

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS--Continued
                             (Thousands of Dollars)

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

               Years of Service              Vested Percentage
               ----------------              -----------------
               Less than 2 years                     0%
               2 years but less than 3              25%
               3 years but less than 4              50%
               4 years but less than 5              75%
               5 years or more                     100%

Withdrawals and distributions are controlled in accordance with the provisions of the Plan. Amounts not fully vested at the time of withdrawal are forfeited upon participant termination of employment for reasons other than retirement, death or total disability; however, if an employee reactivates participation in the plan within a specified time period, the Employer contributions and income earned thereon are reinstated. These contingent reinstatement amounts were not significant at December 31, 1996 or 1995. Forfeitures in the amounts of $20 and $8 were used to offset Employer's contributions for the years ended December 31, 1996 and 1995, respectively.

Participant Accounts: Each participant's account is credited with the participant's contributions, the appropriate portion of the Employer's contributions and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan Termination: Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 3.  INVESTMENTS

The Plan's investments are held by a bank administered trust fund. These investments are more fully described below:

Guaranteed Interest Fund: At December 31, 1996, substantially all of the assets held in this fund are invested in the American Express Trust Income Fund, a collective fund which invests primarily in guaranteed investment contracts. At December 31, 1995, substantially all of the assets held in this fund were invested in a group annuity deposit fund administered by Commonwealth Life Insurance Company.

Equity Fund: Substantially all of the assets held in the Equity Fund are invested in the Fidelity Equity Income Fund, a mutual fund managed by Fidelity Management and Research Company.

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS--Continued
                             (Thousands of Dollars)

NOTE 3.  INVESTMENTS, Continued

CSX Stock Fund: Substantially all of the assets held in this fund are invested in CSX common stock.

NOTE 4.  STOCK SPLIT

On October 11, 1995, CSX's board of directors declared a 2-for-1 common stock split distributed on December 21, 1995, to shareholders of record at the close of business on December 4, 1995.

NOTE 5.  INCOME TAX STATUS

The Internal Revenue Service ruled November 16, 1994, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 6.  RELATED PARTY TRANSACTIONS

Fees for administration, investment advice and other services are principally paid by the Employer. The Plan is not charged for administrative services performed on its behalf by the Employer. The Employer paid $4 and $23, respectively, to the Trustee and to the Plan Administrator during 1996, and $4 and $21, respectively, to the Trustee and to the Plan Administrator during 1995, for administrative expenses of the Plan.

During the years ended December 31, 1996 and 1995, the Plan received $61 and $54, respectively, representing cash dividends from CSX common stock.

The trustee, Bank One, Kentucky, routinely invested Plan assets in the Churchill Cash Reserve Trust, held by Bank One. For the year ended December 31, 1996, transactions involving this account included 178 purchases with a total cost of $2,178 and 45 sales with a fair value and cost of $2,224. During the year ended December 31, 1995, transactions involving this account included 88 purchases with a total cost of $960 and 43 sales with a fair value and cost of $985. At December 31, 1996, there were no remaining assets in the Liberty National Bank Treasury Bill Index Account.

NOTE 7.  COMPARISON TO FORM 5500

Form 5500 requires the recording of a liability for amounts allocated to the accounts of participants who have withdrawn from the Plan. This requirement conflicts with generally accepted accounting principles and the presentation

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS--Continued
                             (Thousands of Dollars)

NOTE 7.  COMPARISON TO FORM 5500, Continued

of such amounts in the financial statements where they remain net assets available for benefits until paid.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                December 31,
                                             1996           1995
                                             ------------------
        Net assets available
          for benefits per
          the financial statements            $3,944       $3,942

        Amounts allocated to
          withdrawn participants                (171)        (194)
                                              ------       ------
        Net assets available
          for benefits, per
          the Form 5500                       $3,773       $3,748
                                              ======       ======


The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                                   Year Ended
                                                December 31, 1996
                                                -----------------
        Distributions to Participants
          per the financial statements                  $978

        Add:  Amounts allocated to
          withdrawn participants at
          December 31, 1996                              171

        Less:  Amounts allocated to
          withdrawn participants at
          December 31, 1995                             (194)
                                                        ----

        Distributions to Participants
          per the Form 5500                             $955
                                                        ====

                             SUPPLEMENTAL SCHEDULES

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996
                             (Thousands of Dollars)


                                                                  SCHEDULE 27a


                                         Description
                                              of                       Current
               Issuer                     Investment        Cost        Value
-------------------------------       ------------------   ------      -------
* CSX Corporation Common Stock          62,303 Shares      $2,028       $2,633
  American Express Trust
     Income Fund                        21,214 Shares         800          832
  Fidelity Equity Income Fund            8,912 Shares         296          382
                                                           ------       ------
                                                           $3,124       $3,847
                                                           ======       ======

























*  Parties-In-Interest

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1996
                             (Thousands of Dollars)


                                                                  SCHEDULE 27d


                                Purchases                   Sales
                              -------------   ----------------------------------
                                                         Value
                                                       of Assets
                                                        Sold on     Cost    Net
                                                      Transaction    of    Gain
Description of Asset         Number   Cost    Number      Date      Asset (Loss)
-------------------          ------   ----    ------  -----------   ----- ------

Category (i)  -  single transactions in excess of 5% of plan assets

American Express Trust
  Income Fund                   1      $865     --       $   --     $  --  $ --
Churchill Cash Reserve
  Trust                         1       846      1          865       865    --
Commonwealth Insurance
  Group Annuity Deposit
    Fund                       --        --      1          841       841    --

Category (iii) - series of transactions in excess of 5% of plan assets
----------------------------------------------------------------------

Churchill Cash Reserve
  Trust                       178    $2,178     45       $2,224     $2,224   --
CSX Corporation
  Common Stock                 11       343     --           --         --   --
Commonwealth Insurance
  Group Annuity Deposit
    Fund                       --        --      1          841        841   --
American Express Trust
  Income Fund                   6       941     --           --         --   --


There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1996.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         AMERICAN COMMERCIAL VESSEL AND TERMINAL
                                         EMPLOYEES' SAVINGS PLAN

                                  By:    /s/ JAMES L. ROSS
                                         ------------------
                                         James L. Ross
                                          (Attorney-in-Fact)



Date:  June 25, 1997